July 29, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:         Mr. John Stickel

Re:	Alerus Financial Corporation Request for Acceleration of Effectiveness of Registration Statement on Form S-4 SEC File No. 333-280815 (“Registration Statement”)

Dear Mr. Stickel:

On behalf of Alerus Financial Corporation, as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 4:00 p.m. (Washington, D.C. time), or as soon as practicable thereafter, on Wednesday, July 31 2024.

Contact Joseph T. Ceithaml of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-5143 with any questions or comments.

Very truly yours,

Alerus Financial Corporation

/s/ Katie A. Lorenson
Katie A. Lorenson
Chief Executive Officer and President